Exhibit 99.1

Press Release

CENTOGENE’s Frontotemporal Dementia (FTD) Genetic Study, EFRONT, Reaches Initial Patient Enrollment Milestone

CAMBRIDGE, Mass. And ROSTOCK, Germany, and BERLIN, December 13, 2023 (GLOBE NEWSWIRE) –

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced the Company reached its initial recruitment and genetic testing milestone in the observational EFRONT Study, being conducted to advance the genetic understanding of frontotemporal dementia (FTD).

The EFRONT Study has been conducted with support from Alector, a clinical-stage biotechnology company pioneering immuno-neurology, a novel therapeutic approach for the treatment of neurodegenerative diseases, including FTD.

“Screening potential trial participants for genetic variants of FTD presents significant challenges. CENTOGENE has facilitated important genetic screening of FTD patients, and we are pleased to have supported their EFRONT Study,” said Gary Romano, M.D., Ph.D., Chief Medical Officer of Alector. “Frontotemporal dementia is a devastating disease for which new treatment options are urgently needed. Genetic screening is critical to the successful execution of clinical trials in genetically defined populations like FTD-GRN.”

Having met this milestone, CENTOGENE will continue to work with its extensive network of 30,000 physicians and enroll patients in the EFRONT Study under its Cento-FTD Program to provide timely diagnosis and further unlock insights into this neurodegenerative disorder. Advocacy groups and potential partners are invited to learn more about this program by contacting efront@centogene.com. Patients enrolled in the EFRONT Study and identified with disease-causing mutations may be eligible for participation in ongoing interventional clinical studies.

“Frontotemporal dementia is a rapidly progressing neurodegenerative disease, and over recent years, we have made immense progress in establishing the best diagnostic approaches,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “In reaching such a pivotal milestone in our frontotemporal dementia study, we have been able to unlock significant insights into the genetic factors – which may enable the development of potentially life-changing therapeutics for patients around the world.”

"Not only is this milestone a tremendous achievement, but it also signifies potential that lies ahead,” added Ombretta Palucci, SVP Real-World Solutions Operations at CENTOGENE. “It forms the basis of one of the world’s largest FTD registries, which will enable current and future partners within the Cento-FTD Program to generate real-world evidence to potentially accelerate treatment access.”

About Frontotemporal Dementia (FTD)

FTD is a rare neurodegenerative disease and the most common form of dementia for people under the age of 60. It affects an estimated 50,000 to 60,000 people in the United States and roughly 110,000 in the European Union. There are multiple heritable forms of FTD, including FTD-GRN, which is caused by genetic mutations in the progranulin (GRN) gene. Patients with FTD frequently develop symptoms such as behavioral changes, lapses in judgment, and diminished language skills when they are in their 40’s and 50’s, with the disease running its course in 7-10 years. There are no FDA-approved treatment options available for any form of FTD.

About the EFRONT Study

The EFRONT Study is a single visit, multi-center, non-interventional study that investigates the prevalence of genetic etiologies in frontotemporal dementia (FTD) by genotyping patients diagnosed with or suspected of FTD.

FTD is a genetically and pathologically heterogeneous neurodegenerative disease caused by the loss or damage of nerve cells in the brain’s frontal and temporal lobes. As a result, there are abnormalities in behavior, personality, and language comprehension problems, like lack of interest, judgment, loss of empathy, and apathy.

To learn more about how you can enroll in the EFRONT Study, visit ClinicalTrials.gov.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com